

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Tuvia Barlev
Chief Executive Officer
Actelis Network, Inc.
4039 Clipper Court
Fremont, CA 94538

Re: Actelis Network, Inc.
Registration Statement on Form S-3
Filed May 24, 2023
File No. 333-272179

Dear Tuvia Barlev:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed May 24, 2023

General

1. Please note that Instruction I.A.3 of Form S-3 requires, among other things, that you have been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of this registration statement. Your registration statement for your initial public offering went effective on May 12, 2022. Accordingly, assuming you continue to timely file your required Exchange Act reports, prior to requesting effectiveness of this registration statement, please amend your Form S-3 on or after June 1, 2023. See Rule 401(c) of Regulation C and Securities Act Forms C&DI Question 115.06.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Max Lindenfeld, Esq.